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Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

         Investor Contacts:

Richard T. Schumacher, Founder & CEO	Pressure BioSciences, Inc.
R. Wayne Fritzsche, Chairman	(301) 208-8100 (T)

PRESSURE BIOSCIENCES REPORTS RESULTS OF TENDER OFFER

PBI Notifies Nasdaq of Plans to Transfer to Nasdaq SmallCap Market

        GAITHERSBURG, MD, February 14, 2005—Pressure BioSciences, Inc. (NASDAQ: PBIO) today announced the final results of its issuer tender offer to purchase up to 5,500,000 shares of its common stock at a purchase price of $3.50 per share. The tender offer expired at 10:00 a.m., Eastern Standard Time, on February 11, 2005. Based on the final count by the depositary for the tender offer, 5,210,001 shares of common stock, which includes 761,275 shares issued upon exercise of stock options, were properly tendered and not withdrawn. The Company is accepting for purchase all 5,210,001 shares at a purchase price of $3.50 per share in accordance with the terms of the offer. The aggregate purchase price to be paid for the tendered shares, after deducting the aggregate exercise price for the 761,275 shares issued upon exercise of stock options, is $16.1 million. As a result of the completion of the tender offer, immediately following payment for the tendered shares, the Company will have 2,424,189 shares of common stock outstanding. Any questions regarding the tender offer may be directed to Computershare Trust Company at (800) 962-4284, ext. 4732.

        As a result of the number of shares that have been tendered and accepted for purchase in the tender offer, the Company has reviewed the continued listing requirements of the Nasdaq National Market and does not believe it will meet the $10 million stockholders' equity requirement pursuant to Rule 4450(a)(3) of the Nasdaq Marketplace Rules. Accordingly, on February 14, 2005, the Company notified the Nasdaq Stock Market that it believes it may not be in compliance with the stockholders' equity continued listing requirement of the Nasdaq National Market and that it plans to make application to transfer to the Nasdaq SmallCap Market. The Company believes it meets the listing requirements to transfer from the Nasdaq National Market to the Nasdaq SmallCap Market and plans to make the necessary application and filings with the Nasdaq Stock Market as soon as possible.

About Pressure BioSciences, Inc.

        Following the sale of substantially all the assets and selected liabilities of its BBI Diagnostics and BBI Biotech Divisions to SeraCare Life Sciences, Inc. on September 14, 2004, Boston Biomedica, Inc. changed its name to Pressure BioSciences, Inc (PBI). PBI is a publicly traded, early-stage company focused on the development of a novel technology called Pressure Cycling Technology (PCT). PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels (35,000 psi and greater) to control bio-molecular interactions. PBI currently holds 13 US and foreign patents covering multiple applications of PCT in the life sciences field, including in such areas as genomic and proteomic sample preparation, pathogen inactivation, control of enzymes, immunodiagnostics, and protein purification. PBI owns a 30% passive investment in Source Scientific, LLC, an instrumentation company that develops and manufactures PBI's PCT equipment, as well as a 4.45% passive investment in Panacos Pharmaceuticals, an antiviral drug discovery and development company.

Forward Looking Statements

        Statements contained in this press release regarding the Company's intentions, hopes, beliefs, expectations or predictions of the future are "forward-looking" statements within the meaning of the

Private Securities Litigation Reform Act of 1995. These statements include the Company's belief that it will be able to satisfy the listing requirements under the Nasdaq SmallCap Market and that it will be able to transfer from the Nasdaq National Market to the Nasdaq SmallCap Market. These statements are based upon the Company's current expectations, forecasts, and assumptions that are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties and other factors include: the potential rejection of the Company's application to transfer from the Nasdaq National Market to the Nasdaq SmallCap Market; the possible future delisting of the Company's common stock by Nasdaq if the Company's fails to meet the listing requirements of the Nasdaq SmallCap Market; the risk that the Company's common stock will become a "penny stock" as defined under the SEC rules, which may adversely affect a stockholder's ability to sell shares in the secondary market at the times and in the quantities desired; and other risks and uncertainties identified in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any of the information included in this release, except as otherwise required by law.

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  Exhibit (a)(5)(C)
PRESSURE BIOSCIENCES REPORTS RESULTS OF TENDER OFFER
PBI Notifies Nasdaq of Plans to Transfer to Nasdaq SmallCap Market